Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

HEXO Corp. (“HEXO” or the “Company”)

120 Chemin de la Rive

Gatineau, Québec

J8M 1V2

Item 2.	Date of Material Change

June 1, 2023

Item 3.	News Release

A news release dated June 1, 2023 (the “News Release”) was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the News Release is available under the Company’s profile on SEDAR at www.sedar.com, and is attached hereto as Schedule A.

Item 4.	Summary of Material Change

On June 1, 2023, the Company announced (i) that it closed the first of two tranches of a non-brokered private placement (the “Private Placement”) consisting of the issuance of newly created Series 1 Preferred Shares (the “Preferred Shares”) to a single institutional investor, and (ii) that it entered into certain amendments to (A) the arrangement agreement with Tilray Brands, Inc. (“Tilray”) dated April 10, 2023 (the “Arrangement Amendments”), and (B) the waiver and amendment agreement with Tilray dated April 10, 2023 (the “Consent and Amendment to the Waiver and Amendment Agreement”, and together with the Arrangement Amendments, the “Amendments”), which Amendments were entered into in satisfaction of a condition precedent to the obligation of the investor to acquire the Preferred Shares under the Private Placement.

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

The full description of the material change is included in the News Release attached hereto as Schedule A.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

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Item 8.	Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Charlie Bowman, President and Chief Executive Officer

(336) 399-3565

invest@HEXO.com

Item 9.	Date of Report

June 5, 2023

2

SCHEDULE A

News Release

HEXO Announces Closing of Non-Brokered Private Placement and

Amendments to Arrangement Agreement and Waiver and Amendment Agreement

First Tranche Raised Gross Proceeds of US$11.5 Million; Second Tranche Proceeds of US$13.5 Million Deposited into Escrow

GATINEAU, Québec – June 1, 2023 – HEXO Corp. (TSX: HEXO; NASDAQ: HEXO) (“HEXO” or the “Company”) announced today that it has closed the first of two tranches of a non-brokered private placement (the “Private Placement”) consisting of the issuance of newly created Series 1 Preferred Shares (the “Preferred Shares”) to a single institutional investor. The first tranche consisted of the issuance of 11,500,000 Preferred Shares at an issue price of US$1.00 per Preferred Share for gross proceeds to the Company of US$11,500,000. The Preferred Shares are non-voting and are entitled to a preference over the common shares of the Company with respect to the payment of dividends and distributions and in the event of liquidation or dissolution up to the liquidation and redemption price of US$1.22 per Preferred Share (the “Preferred Share Liquidation and Redemption Price”).

US$13,500,000 was also deposited into escrow by the investor (the “Escrowed Amount”) representing the second tranche of the Private Placement. Upon satisfaction or waiver of all closing conditions set forth in the arrangement agreement (the “Arrangement Agreement”) dated April 10, 2023 between Tilray Brands, Inc. (“Tilray”) and the Company (the “Release Condition”), the Company will receive the Escrowed Amount and will issue 13,500,000 Preferred Shares to the investor. The Escrowed Amount will be returned to the investor if the Release Condition is not satisfied on or before August 31, 2023.

Concurrently with the Private Placement, and in satisfaction of a condition precedent to the obligation of the investor to acquire the Preferred Shares, the Company and Tilray have amended the Arrangement Agreement and the Plan of Arrangement such that Tilray has agreed, subject to the satisfaction or waiver of the conditions precedent set out in the Arrangement Agreement, as amended, to acquire all outstanding Preferred Shares based on the applicable Preferred Share Exchange Ratio pursuant to the Plan of Arrangement (the “Arrangement Amendments”). “Preferred Share Exchange Ratio” means such fraction of a share of Tilray common stock (a “Tilray Share”) equal to the quotient obtained from dividing: (1) the Preferred Share Liquidation and Redemption Price (US$1.22) per Preferred Share, by (2) the lower of (a) the closing price of the Tilray Shares on the Nasdaq Stock Market (“Nasdaq”), and (b) the five day volume-weighted average trading price (“VWAP”) of a Tilray Share on the Nasdaq, each calculated as of the end of the third business day immediately prior to the effective date of the arrangement.

In connection with the Arrangement Amendments, HEXO and Tilray have also agreed to amend the Waiver and Amendment Agreement entered into on April 10, 2023 (“Waiver and Amendment Agreement”). The Waiver and Amendment Agreement provides for, among other things, a waiver by Tilray of, and the amendment to, certain covenants under the amended and restated senior secured convertible note due 2026 issued by the Company and held by Tilray (the “Amended Senior Secured Note”) to mitigate the risk of covenant breaches by HEXO until the consummation of the Arrangement and to allow HEXO to use existing cash resources to satisfy the Company’s ongoing payment and contractual obligations and operate its business, in consideration for the payment of certain cash and non-cash consideration by HEXO to Tilray as previously disclosed. The consent and amendment to the Waiver and Amendment Agreement agreed to in connection with the Arrangement Amendments (the “Consent and Amendment to the Waiver and Amendment Agreement”) provides for, among other things, Tilray’s agreement that in consideration for payment of US$100,000 by the Company to Tilray, the minimum liquidity threshold set out in Section 9(M) of the Amended Senior Secured Note is reduced from US$4,000,000 to US$1 for the duration of the applicable Waiver Period (as defined in the Waiver and Amendment Agreement).

As previously disclosed, the Waiver and Amendment Agreement provides for the possibility of an additional cash payment by HEXO to Tilray of up to US$10,000,000 in consideration for the termination of the Services Agreement between the parties, which additional payment is payable, among other, in the event HEXO generates a sufficient amount of unrestricted cash from any financing of HEXO permitted by Tilray after the signature of the Waiver and Amendment and prior to closing, and subject to the satisfaction of certain other conditions described in the Waiver and Amendment Agreement. On this basis, the Consent and Amendment to the Waiver and Amendment Agreement provides that an amount equal to US$6,400,000 shall be paid immediately by HEXO to Tilray out of the gross proceeds received by HEXO under the first tranche of the Private Placement, and shall be applied in accordance with the provisions of the Waiver and Amendment Agreement. In addition, upon satisfaction of the applicable Release Condition, an additional amount equal to US$6,000,000 shall be paid by HEXO to Tilray under the second tranche of the Private Placement and shall be applied in accordance with the provisions of the Waiver and Amendment Agreement. HEXO is not required to make any further payment to Tilray from the aggregate gross proceeds received under the Private Placement.

After payment of the amounts set out above under the Consent and Amendment to the Waiver and Amendment Agreement, the Company intends to use the remaining net proceeds from the Private Placement to pay certain ongoing expenses, liabilities, contractual commitments and otherwise provide additional liquidity for operations.

The Board of the Company and the independent Special Committee of the Company formed to consider and make recommendations in connection with the Arrangement each determined that the Private Placement, the Arrangement Amendments and the Consent and Amendment to the Waiver and Amendment Agreement do not change their previous determinations and recommendations in connection with the Arrangement, including that the Arrangement is in the best interests of the Company and is fair to the shareholders of the Company.

If the Arrangement Agreement is terminated, and subject to approval by HEXO shareholders, the holder of Preferred Shares may convert their Preferred Shares into a number of common shares of the Company determined by dividing the Preferred Share Liquidation and Redemption Price by the five day VWAP of a common share of the Company on the date notice of conversion is provided by the holder.

Subject to compliance with the applicable provisions of the Business Corporations Act (Ontario), any outstanding Preferred Shares will be automatically redeemed for cash at the Redemption Price on the earlier of (i) the 12-month anniversary of the issue date, and (ii) the 30th day following the date of the requisite approval by HEXO shareholders.

The Company received conditional approval of the TSX for the Private Placement on May 31, 2023. The conditional approval of the TSX includes the conditional listing of up to 30,500,000 additional Common Shares of the Company which would be issuable (solely in the event the Arrangement Agreement is terminated) upon conversion of the Series 1 Preferred Shares. In such event, the TSX would require as a condition to such issuance of common shares of the Company upon conversion that such issuance be approved by security holders of the Company by a majority of vote cast, on the basis that: (i) the conversion price could be below market price less the maximum allowable discount under TSX private placement rules; (ii) dilution could exceed 25% of the current issued and outstanding Shares; and (iii) such issuance of common shares of the Company could have a material effect on control of the Company.

The Arrangement Amendments and the Consent and Amendment to the Waiver and Amendment Agreement relating to the Private Placement will be filed under HEXO’s profiles on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For additional details on the Arrangement, please see the Company’s news releases dated April 10, 2023 and May 16, 2023 filed under its profile on SEDAR.

Advisors

Canaccord Genuity Corp. and ATB Capital Markets Inc. acted as financial advisors to the Company with respect to the Private Placement.

About HEXO Corp.

HEXO is an award-winning licensed producer of premium products for the global cannabis market. HEXO delivers a thoughtfully curated portfolio of both recreational and therapeutic cannabis products that inspire customer loyalty. HEXO’s brands include HEXO, Redecan, Original Stash, Bake Sale and T 2.0, as well as medical cannabis products.

HEXO’s world-class Canadian grow sites are unmatched in size, technological advantage and yield of high-quality cannabis, driving innovation through every step of the process. HEXO operates three major grow sites in Ontario and Québec, including one of the largest growth facilities in North America. HEXO Corp. is a publicly traded company under the tickers (TSX: HEXO) and (NASDAQ: HEXO).

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“Forward-Looking Statements”). Forward-Looking Statements relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Private Placement and Arrangement, including the expected timing of closing and various steps to be completed in connection with the foregoing and other statements that are not historical facts.

Forward-Looking Statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements. There can be no assurance that such Forward-Looking Statements will prove to be accurate. Such Forward-Looking Statements are based on numerous assumptions, including assumptions regarding the ability to complete the Arrangement on the contemplated terms, that the conditions precedent to closing of the Arrangement can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the Forward-Looking Statements in this news release are based on certain expectations and assumptions that are current, reasonable and complete, these statements are by their nature based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company or Tilray to be materially different from any future results, performance or achievements expressed or implied by the Forward-Looking Statements. Forward-looking statements are subject to a variety of risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by forward-looking statements, including, without limitation: there can be no certainty that the Arrangement will be completed; and general business, economic, competitive, political, regulatory and social uncertainties, including uncertainty related to the cannabis markets.

Forward-Looking Statements should not be read as guarantees of future performance or results. Readers are cautioned not to place undue reliance on these Forward-Looking Statements, which speak only as of the date of this press release. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these Forward-Looking Statements. Important factors that could cause actual results to differ from these Forward-Looking Statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended January 31, 2023 (“Q2 2023 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2023 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s Forward-Looking Statements to make decisions with respect to the Company. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any Forward-Looking Statements as a result of new information or future events, or for any other reason.

Contacts

For media or investor inquiries:

invest@hexo.com